Exhibit 1

ASX

RELEASE

24 February 2012

Fitch announces changes to the credit ratings of major Australian Banks

Following its review of the debt ratings of the four major Australian banks, Fitch has advised that Westpac Banking Corporation, along with other major Australian banks, has had its long-term issuer default rating downgraded to AA- from AA. The outlook for the ratings is Stable.

Westpac’s short-term issuer default rating has been affirmed at Fl+.

In providing its rationale for the AA- rating, Fitch noted that, “...the four major Australian banks remain amongst the strongest banks in Fitch’s global rated universe and have therefore retained ratings in the ‘AA’ range. This reflects strong domestic franchises, robust risk management frameworks, solid profitability, competent liquidity management and sound and improving capital positions.”

Fitch also noted that the downgrade of the ratings, “...reflect the weaker funding profile of the major Australian banks relative to similarly rated international peers. Despite some improvement since 2008, all four banks retain a reliance on wholesale funding, particularly from offshore markets.”

Fitch has confirmed that the rating changes announced today will have no impact on Westpac’s Covered Bond Programme and its covered bond issues.

In addition, Westpac’s hybrid capital (preference share) rating, along with the preference share ratings of some of the other major Australian banks, has been downgraded to BBB from A. Fitch noted that, “the multiple notch downgrade of the preference shares ... reflect the application of Fitch’s new bank regulatory capital securities rating criteria.”

The rating action also impacts some of the Australian bank’s subsidiary ratings. As a result, Westpac New Zealand Limited and Westpac Lenders Mortgage Insurance Limited ratings have also been lowered to AA- from AA.

Westpac Banking Corporation is rated AA- / Stable / A-1+ by Standard and Poor’s and Aa2 / Stable / P1 by Moody’s Investor Service.

For Further Information
Paul Marriage	Andrew Bowden
Westpac Group Media Relations	Westpac Group Investor Relations
Ph: 02 8219 8512	Ph: 02 8253 4008
Mob: 0401 751 860	Mob: 0438 284 863

Westpac Banking Corporation Fitch Ratings	To	From
Long-term issuer default rating	AA-	AA
Short-term issuer default rating	F1+ (affirmed)	F1+
Viability rating	aa-	aa
Subordinated debt	A+	AA-
Government guaranteed debt	AAA (affirmed)	AAA
Hybrid capital	BBB	A

Westpac Banking Corporation ABN 33 007 457 141.